UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14D9

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934

Safety Components International, Inc.

(Name of Subject Company)

Safety Components International, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

786474205

(CUSIP Number of Class of Securities)

BRIAN P. MENEZES
Safety Components International, Inc.
41 Stevens Street
Greenville, South Carolina 29605
(864) 240-2600
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
GARY C. IVEY
Alston & Bird LLP
Bank of America Plaza
101 South Tryon Street, Suite 4000
Charlotte, NC 28280-4000
(704) 444-1090

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     On September 29, 2003, Zapata Corporation (“Zapata”), a corporation organized under the laws of the State of Nevada, filed a Schedule 13D (the “Zapata 13D”) with the Securities and Exchange Commission (the “Commission”) indicating that as of September 18, 2003 it had acquired 2,663,905 shares of common stock, par value $0.01 per share (the “Common Stock”), of Safety Components International, Inc. (the “Company”) constituting approximately 53.7% of the issued and outstanding shares of the Common Stock. On October 6, 2003, Zapata filed Amendment No. 1 to the Zapata 13D with the Commission, indicating that it had acquired an additional 1,498,489 shares of Common Stock, resulting in its ownership increasing to constitute approximately 83.9% of the issued and outstanding Common Stock.

     On November 14, 2003, Zapata filed Amendment No. 4 to the Zapata 13D, in which it stated that it submitted to the Company’s Board of Directors a letter containing its preliminary, non-binding indication of interest providing for Zapata’s acquisition of the Company’s remaining public shares at a price of $11.49 per share. Zapata also filed a Schedule TO incorporating by reference Amendment No. 4 to the Zapata 13D. The Company’s Board of Directors will evaluate this letter, a copy of which appears below.

     Certain statements contained herein may be deemed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the Company intends that such forward-looking statements be subject to the safe-harbor created thereby. These forward-looking statements should be evaluated together with additional information about the Company’s business, markets, conditions and other uncertainties, which could affect the Company’s future performance, which are contained in the Company’s Form 10-K for the year ended March 29, 2003 and its other filings with the Commission. The statements herein speak only as of this date, and the Company disclaims any duty to update the information herein.

     More detailed information pertaining to Zapata’s proposal will be set forth in appropriate filings to be made by Zapata with the Commission. The Company urges stockholders to read any relevant documents that may be filed with the Commission, including the Company’s solicitation/recommendation statement, because they will contain important information. Stockholders will be able to obtain a free copy of the Company’s solicitation/recommendation statement and any filings containing information about Zapata or the Company, without charge, at the Commission’s Internet site http://www.sec.gov. Copies of any filings made by the Company with the Commission can also be obtained, without charge, by directing a request to Brian Menezes, Chief Financial Officer of Safety Components International, Inc., 41 Stevens Street, Greenville, South Carolina 29605, (864) 240-2600.

     The statements being made herein shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Zapata Corporation
100 Meridian Centre, Suite 350
Rochester, New York 14618

November 13, 2003

Board of Directors
Safety Components International, Inc.
41 Stevens Street
Greenville, South Carolina 29605

c/o
Gary Ivey, Esq.
Altson & Bird
Bank of America Plaza
101 South Tryon Street, Suite 400
Charlotte, NC

Gentlemen:

     We appreciate your invitation to have two nominees of Zapata Corporation join the Safety Components International, Inc. Board of Directors and appropriate committees. We understand that this will take place as soon as practical after complying with all legal requirements. We further understand that the Safety Components Board of Directors is prepared to take the actions necessary for Zapata nominees to constitute a majority of the Safety Components Board of Directors if Zapata and Safety Components enter into a definitive agreement for Zapata’s acquisition of all remaining Safety Components public shares.

     Based on the foregoing, Zapata is pleased to present its preliminary, non-binding indication of interest in acquiring all remaining Safety Components public shares at a price of $11.49 per share. The price equals the weighted average purchase price recently paid by Zapata for its 84% ownership interest in Safety Components. The price represents a 51% premium above the $7.62 per share average trading price of Safety Component’s common stock during the 12 month period ended on September 29, 2003, the date on which Zapata first announced its purchase of Safety Components shares.

     We have not yet determined whether the purchase price will be paid in cash, Zapata securities or a combination thereof. The transaction, however, would likely be structured as a tender or exchange offer by Zapata, followed by a short-form merger between Safety Components and a newly formed, wholly-owned Zapata subsidiary. Any Safety Components public shares not owned by Zapata upon the closing of the tender/exchange offer (other than those with respect to which appraisal rights are properly exercised) would be converted in the merger into the rights to receive the same price paid in the tender/exchange offer.

November 13, 2003

     The tender/exchange offer would be subject to customary conditions in addition to the following conditions:

•	sufficient Safety Components shares shall be validly tendered (and not withdrawn) so that such shares, when taken together with the Safety Components shares already owned by Zapata, will give Zapata beneficial ownership of at least 90% of Safety Components’ shares of common stock, calculated on a fully-diluted basis,

•	Congress Financial shall have confirmed that the current debt financing provided by it to Safety Components shall remain in place on the current terms on consummation of the transaction,

•	the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, shall have terminated or expired,

•	all outstanding options to purchase Safety Components shares shall have been exercised, cancelled or otherwise dealt with on terms satisfactory to Zapata and to the extent required by the Safety Components 2001 Stock Option Plan and all related stock option agreements shall have been amended to the extent necessary to facilitate such actions, and

•	other than Zapata’s approval, all actions for the short-form merger to be accomplished upon the approval of only the “continuing directors” provided for in the first sentence of Section 2 of Article Seventh of Safety Components’ Amended and Restated Certificate of Incorporation, as amended, shall have been taken.

     Under the circumstances, we assume that the Safety Components Board of Directors will establish a special committee of disinterested outside directors to address our proposal. We anticipate that upon reaching agreement, the parties will execute a definitive agreement and the tender/exchange offer will be commenced by Zapata (or it’s newly formed, wholly-owned subsidiary) in accordance with applicable laws. Before executing the definitive agreement, we will want to conduct a routine due diligence review of Safety Components.

     As indicated above, our proposal is a preliminary, non-binding indication of interest and does not constitute a binding agreement or offer to enter into a binding agreement. Accordingly, no contract or agreement providing for any transaction involving Safety Components and Zapata shall be deemed to exist unless and until a final definitive agreement has been executed and delivered.

November 13, 2003

     Our offer, if and when made, would involve required filings with the Securities and Exchange Commission and the mailing of appropriate materials to the public stockholders of Safety Components. Safety Component’s stockholders should read the tender/exchange offer statement on Schedule TO to be filed by Zapata, which such stockholders will be able to obtain free of charge from the Securities and Exchange Commission’s website at http://www.sec.gov or from Zapata at the above address.

     Please be advised that we intend to disclose this revised proposal in an Amendment to our Schedule 13D relating to shares of Safety Components common stock. We also intend to file this letter under cover of Schedule TO as a preliminary communication in accordance with Rule 14d-2(b) under the Securities Exchange Act of 1934, as amended.

     We look forward to working with you on this transaction. Please contact us as soon as possible to make arrangements for proceeding with the negotiation of the proposed transaction.

Very truly yours,

ZAPATA CORPORATION

By:	/s/ Avram Glazer

Avram Glazer, Chief Executive Officer and President